SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

BROWN-FORMAN CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
115637-10-0
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)
     ☑ Rule 13d-1(c)
     ☐ Rule 13d-1(d)

CUSIP No.	115637-10-0

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Geo. Garvin Brown IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,024,168

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,024,168

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,024,168

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	115637-10-0

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Campbell P. Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,084,957

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,084,957

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,084,957

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	115637-10-0

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Geo. Garvin Brown III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		95,746

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,448,290

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		95,746

WITH:	8	SHARED DISPOSITIVE POWER

		5,448,290

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,544,036

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1(a) and 1(b). Name of Issuer and Address of Issuer’s Principal Executive Offices
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210
Item 2.
     a) Names of persons filing:
Geo. Garvin Brown IV
Campbell P. Brown
Geo. Garvin Brown III
     b) Principal business addresses of reporting persons
Geo. Garvin Brown IV
850 Dixie Highway
Louisville, Kentucky 40210
Campbell P. Brown
850 Dixie Highway
Louisville, Kentucky 40210
Geo. Garvin Brown III
6009 Brownsboro Park Boulevard, Suite B
Louisville, Kentucky 40207
     c) Citizenship: Each of the reporting persons is a citizen of the United States of America.
     d) Title of class of securities: Brown-Forman Corporation Class A Common Stock
     e) CUSIP No.: 0115637-10-0
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
     (f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
     (g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
     (h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
     (j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     Geo. Garvin Brown IV, Campbell P. Brown, and Geo. Garvin Brown III have agreed in principle to act together for the purpose of holding and voting certain equity securities of the issuer, through their formation of CBGB LLC, a Delaware limited liability company. Therefore, for purposes of this Schedule 13G, and except as otherwise noted herein, each reporting person may be deemed to have acquired beneficial ownership of the equity securities of the issuer beneficially owned by each of the other reporting persons. As of December 31, 2007, the aggregate beneficial ownership of the Geo. Garvin Brown IV, Campbell P. Brown, and Geo. Garvin Brown III group is 4,549,275 shares of Class A Common Stock, or 8.0% of the issued and outstanding Class A Common Stock of the issuer.
     The number of shares of Class A Common Stock beneficially owned by each reporting person as of December 31, 2007 is as follows:

	Geo. Garvin Brown IV:

(a)	Beneficially Owned	3,024,168
(b)	Percent of Class	5.3%
(c)	Sole Voting Power	0
	Shared Voting Power	3,024,168
	Sole Disposition Power	0
	Shared Disposition Power	3,024,168

	Campbell P. Brown:

(a)	Beneficially Owned	3,084,957
(b)	Percent of Class	5.5%
(c)	Sole Voting Power	0
	Shared Voting Power	3,084,957
	Sole Disposition Power	0
	Shared Disposition Power	3,084,957

	Geo. Garvin Brown III:

(a)	Beneficially Owned	5,544,036(1)
(b)	Percent of Class	9.8%
(c)	Sole Voting Power	95,746
	Shared Voting Power	5,448,290(1)
	Sole Disposition Power	95,746
	Shared Disposition Power	5,448,290(1)

(1)	Geo. Garvin Brown III serves as one member of a three-member advisory committee to two trusts holding, in the aggregate, 1,055,550 shares of Class A Common Stock (the “Trust Shares”). Although he shares voting and dispositional control of the Trust Shares, he has no direct or indirect pecuniary interest in them and disclaims beneficial ownership of them. Out of an abundance of caution, he includes the Trust Shares in his aggregate beneficial ownership. However, the group created by the undersigned individuals does not consider the Trust Shares to be beneficially owned by the group and does not attribute beneficial ownership of the Trust Shares to the aggregate holdings of the group.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Geo. Garvin Brown IV, Campbell P. Brown, and Geo. Garvin Brown III have agreed in principle to act together for the purpose of holding and voting certain equity securities of the issuer, through their formation of CBGB LLC, a Delaware limited liability company (the “LLC”). The LLC holds in the aggregate 2,642,357 shares (the “LLC Shares”), or 4.7%, of the issued and outstanding Class A Common Stock of the issuer. The LLC has the right to receive the dividends and the proceeds of sale from the LLC Shares.

     Other individuals have the right to receive the dividends and the proceeds of sale from certain of the shares for which the undersigned have shared voting and dispositional control, including without limitation the Trust Shares described in Footnote 1 to Item 4.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
             Company or Control Person.
     N/A
Item 8. Identification and Classification of Members of the Group.
     See Item 2.
Item 9. Notice of Dissolution of Group.
     N/A
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2008

/s/ Geo. Garvin Brown IV

Geo. Garvin Brown IV

/s/ Campbell P. Brown

Campbell P. Brown

/s/ Geo. Garvin Brown III

Geo. Garvin Brown III

AGREEMENT AMONG REPORTING PERSONS
          The undersigned hereby agrees as follows:
1.	Each of them is individually eligible to use the Schedule 13G, as amended, to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

2.	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 8, 2008

/s/ Geo. Garvin Brown IV

Geo. Garvin Brown IV

/s/ Campbell P. Brown

Campbell P. Brown

/s/ Geo. Garvin Brown III

Geo. Garvin Brown III